SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Publicly Traded Company

MATERIAL FACT

Petrobras 2030 Strategic Plan and 2014 – 2018 Business and Management Plan

Rio de Janeiro, February 25th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that its Board of Directors has approved the 2030 Strategic Plan (SP 2030) and the 2014 – 2018 Business and Management Plan (BMP 2014-2018).

Petrobras 2030 Strategic Plan (SP 2030)

The context of today´s environment, which is the basis for the 2030 Strategic Plan, has changed materially since the previous strategic plan was formulated in 2007  Some of the contextual changes to highlight include the continued impact of the 2008 world economic crisis; the shale gas and tight oil phenomena in the US, which has altered the geopolitics of energy worldwide; and changes to the regulatory framework for oil in Brazil with the establishment of the Transfer of Rights Agreement and the production sharing legislation. Based on these considerations, Petrobras has defined Major Choices, which will guide the company´s 2030 Strategic Plan.

The Major Choices and Business Strategies set forth the road to meet our 2030 Vision. As its fundamental premise, the 2030 Strategic Plan envisions growth in oil production up to 2020, followed by a sustained average production of 4.0 million barrels of oil per day (bpd) during the decade from 2020 to 2030.  To meet this future production target, different assumptions regarding the government´s pace of exploratory bid rounds were considered. In our assumptions, we estimated that total production of oil in Brazil (Petrobras + third parties + government) would average 5.2 million bpd from 2020 to 2030.

Base on the growth in oil production, strategies were defined for each business area, with emphasis on the integration between oil and natural gas production and the expansion of refining capacity to 3.9 million bpd in 2030, and the increased natural gas supply to the Brazilian market.

Keeping its position as an integrated energy company, the 2030 Strategic Plan defines the Major Choices of its business areas as:

•    Exploration and Production: Produce an average of 4.0 million bpd between 2020 and 2030, considering Petrobras stake in fields in Brazil and abroad and acquiring exploratory rights to support this goal;

•    Refining, Transportation, Commercialization and Petrochemical: Supply the Brazilian oil products market, reaching a refining capacity of 3.9 million bpd, in line with market requirements;

•    Distribution: Maintain leadership in the Brazilian fuel market, increasing the value added and the preference for Petrobras brand.

•    Gas, Power and Gas-chemical: Add value to the businesses of the natural gas chain, monetizing the natural gas from the pre-salt and from the interior basins of Brazil;

•    Biofuels: Keep growing in biofuels, ethanol and biodiesel aligned with Brazilian diesel and gasoline markets;

•    International:  Perform E&P activities, with focus in oil and gas exploration in Latin America, Africa and the US.

Petrobras 2030 Vision is: “Be one of the world´s top five integrated energy companies (*) and the company of choice for our stakeholders”.

(*) Defined as being among the top five oil producing companies, incluidng both listed and non-listed companies

Petrobras 2030 Strategic Plan reaffirms Petrobras´s mission: “Work ethically, safely and profitably in the oil and natural gas industry, with social and environmental responsibility, providing the right products for costumer needs and contributing for the development of Brazil and the countries in which it operates.”

The Strategic Plan also establishes the Corporate Guidelines, which guide all Petrobras businesses and activities: Profitability, Social and Environmental Responsibility and Integrated Growth

At last, the 2030 Strategic Plan presents the Challenges for the Corporate Areas, aiming at supporting the company´s long term growth:

•    Human Resources (HR): To have an innovative and flexible human resources management model, based on employee valorization, and that contributes to Petrobras sustainability.

•    Social Responsibility: Assure alignment and integration of social responsability principles with the decision making process and business management.

•    Health, Safety, Environment and Energy Efficiency (HSEE): Consolidate HSEE as principles for the company´s operations and permanent commitment of the work force

•    Technology: Keep the technology system recognized for making available technologies that contribute to the sustainable growth of the company.

2014 – 2018 Business and Management Plan

Aligned with the 2030 SP and focusing on short and medium term, the Board of Directors also approved the 2014-2018 Business and Management Plan with total investments of Petrobras of US$ 220.6 billion.

2014 – 2018 Business and Management Plan (in US$bn)

Segments	Investments	%
Exploration & Production (E&P)	153,9	70%
Downstream	38,7	18%
Gas & Power (G&P)	10,1	5%
International	9,7	4%
PBio - Petrobras Biocombustíveis	2,3	1%
BR Distribuidora	2,7	1%
Engineering, Technology and Procurement	2,2	1%
Other areas*	1,0	0,5%
Total	220,6	100%

*Finance, Strategic and Corporate-Services Areas

The 2014-2018 BMP maintains the project management principles from the previous plans, but reclassifies them into three project Portfolios: Projects under Implementation, Projects under Bidding Process and Projects under Evaluation. The Portfolio of Projects under Implementation includes all projects under construction or that have already received accepted bids among all business areas, as well as the resources required for studies of projects in the Portfolio of Projects under Evaluation. The Portfolio under Bidding Process includes all E&P projects in Brazil not yet under implementation that still must pass through the contracting process, as well as the Premium I and Premium II Refineries that will have their bidding process conducted in 2014. Petrobras´s share of spending for these two portfolios, Projects under Implementation and Bidding Process, totals US$ 206.8 billion,

The Portfolio under Evaluation totalling US$ 13.8 billion, includes projects of all the business areas except E&P in Brazil that are currently in Phase I (opportunity identification), II (conceptual project) and III (basic project). These projects are less mature and do not have a significant impact on the oil production curve and on the oil products processed in Brazil through 2020.

In addition to the US$ 220.6 billion to be invested by Petrobras in the 2014-2018 period, Petrobras partners should contribute an additional US$ 63.0 billion for BMP, bringing the total investment to US$ 283.6 billion for projects in Brazil.

All 2014-2018 BMP projects incorporate the use of S curves (graphs that represents a projects’ physical and financial progression) and projections are based on the analysis of these curves. The S-Curves are closely monitored by the Executive Board in order to ensure that the Plan´s targets are met.

Oil and Natural Gas Production Target

The production curve for the 2014-2018 BMP is unchanged from our prior BMP, and its feasibility is reaffirmed.

Oil and NGL (natural gas liquids) production targets in Brazil are 3.2 million bpd in 2018 and 4.2 million bpd in 2020. The 2014 production growth target is 7.5% compared to 2013 (+/- 1 p.p.). Between 2014 and 2018, 28 new production units will start-up, contributing to reach the target. In 2017 and 2018, most of Pre-salt and Transfer of Rights projects will start up, leading to acceleration in the oil curve production growth. Pre-salt will account for 52% of total oil production in 2018.

The production target for oil, NGL and natural gas in Brazil is 3.9 million boed in 2018 and 5.2 million boed in 2020.

Total production of oil and NGL production operated by Petrobras in 2020 will be 4.86 million bpd, including the stake of partners.

Investments

The Exploration & Production segment in Brazil will invest US$ 153.9 billion, which represents an increase of 4.3% (US$ 6.4 billion) from the 2013-17 BMP, mainly due to the inclusion of 2018 investments that reflect the acceleration of planned production by 2020. Of the total investment, 73% will be allocated to production development, 15% to exploration and 12% to infrastructure. Considering US$ 135.9 billion to be invested in production development and exploration activities, 60% will be destined to Pre-salt and 40% to Post-Salt.

In addition to these investments, the execution of 2014-2018 BMP will require US$ 44.8 billion from Petrobras’ partners in E&P activities in Brazil.

The Downstream portfolio of Projects under Implementation and Bidding Process comprise US$ 38.7 billion of investments. The principal Projects under Implementation are the Abreu e Lima Refinery, the first phase of Comperj and the construction of 45 transportation vessels of oil and oil products (Promef). The Portfolio of Projects under Bidding Process within the downstream area is the Premium I and Premium II Refineries.

The Gas&Power segment has US$ 10.1 billion allocated in the 2014-2018 BMP, notably with the projects Três Lagoas Fertilizers Plants, Uberaba Fertilizers Plants, and the gas offloading  pipelines from the Pre-salt (Route 2 and Route 3), and the Units of Natural Gas Processing (UPGN), all under Implementation.

The International area will have investments of US$ 9.7 billion, with emphasis on the E&P segment, which represents 92% of these investments.

The Biofuels segment has allocated investments of US$ 2.3 billion, mostly related to ethanol and biodiesel projects.

The Distribution business has investments of US$ 2.7 billion, with highlight to projects aimed at maintaining market leadership and increasing market share in the automotive segment.

Business Plan Management Actions

The 2014-2018 BMP continues with the structuring actions represented by the Plan’s supporting programs, which have been contributing, since 2012, to the Company’s results:

(a) Campos Basin Operational Efficiency Improvement Program (Proef)

(b) Operating Expenses Optimization Program (Procop)

(c) Logistical Infrastructure Optimization Program (Infralog)

(d) Well Cost Reduction Program (PRC-Poço)

(e) Subsea Installations Cost Reduction Program (PRC-Sub)

2014-2018 BMP incorporates operational efficiency gains from the Procop with potential savings of R$ 37.5 billion (nominal values) in the 2013-2016 period. Highlight to the reductions in Lifting Cost, Logistics Cost in the Downstream and Refining Cost.

Health, Safety, Environment and Energy Efficiency remain as basic values for all the Company´s operations.

Funding

The funding assumptions considered in the 2014-2018 BMP are as follows:

•        Maintenance of investment grade rating:

▪  Debt and Leverage metrics to return to limits within 24 months(**);

▪  Leverage below 35%;

▪  Net debt/EBITDA below 2.5 times.

•        No equity issuance;

•        Convergence of diesel and gasoline prices in Brazil to international benchmarks(**);

•        Partnerships and restructurings in business models.

(**) Material Fact dated November 29th, 2013.

In evaluating the capacity to finance the Plan, the company assumes a long term Brent price per barrel of US$ 105 in 2014, declining to US$ 100 by 2017 and US$ 95 in the long run. The exchange rate is expected to average R$ 2.23/US$ in 2014, strengthening to R$1.92/US$ in the long run.

For financing purposes, the company considers the Portfolio under Implementation and the Portfolio under Bidding Process, which total US$ 206.8 billion. The resources necessary to finance the Projects under Implementation and the Projects under Bidding Process will come from operating cash flow and divestments (US$ 182.2 billion), use of surplus cash (US$ 9.1 billion), restructurings in business models (US$ 9.9 billion) and debt (US$ 60.5 billion gross and US$ 5.6 billion net).

The financial capacity analysis’s demonstrates its feasibility founded on the following premises:

  Operating cash flow generated in the 2014-2018 period points to Free Cash Flow before dividends from 2015, as a result of the growth in oil and NGL production, the smaller oil product import needs due to the additional refining capacity and the restructurings in business models, which will reduce cash needs during the Plan horizon;
  Financial leverage will decrease, within the 35% maximum limit as of 2015 and net debt/ebitda will return, as of 2015, to the Company’s established limit of 2.5x.

The company maintains its commitment to an investment grade rating and not issuing shares.

Almir Guilherme Barbassa

Chief Financial and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.